BELLE

transformations

MISSION STATEMENT

To provide personalized services to each client to enhance their natural beauty in a relaxing and safe environment with our professional staff and our MD, providing educational consultations to our clients and fulfilling their needs.

Objective

Belle Transformations (also referred to as "the Company," "Belle," or "BT" [www.BelleTransMedSpa.com]) is a new Houston based Medical Spa & Aesthetics Services company that is offering the latest technology and the most inviting atmosphere for local clients seeking to look better and feel better. Medical Doctor and Entrepreneur Rispba McCray-Garrison is launching the Belle clinic in Friendswood, TX – a spot perfect for the local demographic makeup of the populace as it relates to the profile of the facility's most likely clientele.

Opportunity

The demand to consider newer minimally-invasive cosmetic treatments and enhancements has never been greater. To summarize some of the key drivers:

- *Technology:* Advancements in non-surgical (i.e., non-invasive) treatments have reduced stigma, downtime and pain.

- *Social Media:* Pervasiveness of social media has not only put pressure on cosmetic aspects of one's life, many people are more comfortable with the idea of receiving a cosmetic treatment given celebrities' and public figures' embracing of the procedures.

- *Millennials:* The Millennial and post-millennial population, combined with aging Gen X'ers, has created a perfect storm for the medical spa industry. While the majority of med spa clients are in their mid-thirties

Solution

Dr. Rispba McCray-Garrison, MD, MS, after nearly 15 years as a general practitioner, is exciting to launch the Belle Transformations Medical Spa in the southeastern suburbs of Houston, in Friendswood, TX. The 2,000 square foot facility will offer an exquisite experience while administering high-end treatments for skin care, body contouring, laser-focused rejuvenation/reparation, and plasma-based treatments. The

Injectables, Neurotoxins, Fillers & Weight Loss Supplements	**Chemical Peels**
Platelet Rich Plasma (PRP)	**Lipo-dissolve**
BHRT (Bioidentical Hormone Replacement Therapy)	**PDO Thread Lift**
Sclerotherapy (Veins)	**Laser, Hair Removal & Skin Resurfacing**

With a personal touch that builds relationships with the patients, Dr. McCray-Garrison is bringing the type of care that she reserves for her medical practice patients: personal, precise and sophisticated

Market

The global medical spa market was valued at $11,063 million in 2017, and is expected to reach $27,566 million by 2025 at a growth rate of 12.2% during the period 2018-2025. The rising number of aesthetic medicine and cosmetic treatment options for beauty enhancement coupled with the growth in wellness trends among developed nations, is driving the market growth. Moreover, the rise in medical tourism in developing economies, such as India, China, and Brazil, is anticipated to create lucrative opportunities in the market. The biggest industry challenges tend to be lack of skilled professionals and relatively high equipment costs.

Marketing

Direct Marketing will involve approaching local businesses and organizations for group-based discounts, incentives and strategic partnerships. Also, online partnerships/affiliates will be sought. Indirect marketing will involve the following initiatives:

- *Referral Program*: This will allow existing users to be incentivized to reach out to other people in their social circles – a very good way to target people with similar demographic characteristics.

- *Social Influencer*: Individuals with a significant social media following and who are considered connected with the Company's target audience will be pursued who can aid in marketing and brand awareness.

- *Digital:* Digital Marketing Media Buys for the targeted demographic

Target Market

Geographic Region	Within a five-minute driving range of the facility address	Income	120k+ household; at least 70k+ individual incomes
Age Group	21 to 60	Social Status	Single or relatively newly-married
Gender	Primarily Women; ~10% Men	Education	College-educated individuals
Profession	Working professionals, retired, social figures	Lifestyle	Active-lifestyle individuals looking for youthful and wellness solutions

Competative Advantages

- *Location Optimization*: Besides promoting only the highest-quality and results-driven services, Belle is positioning itself within the Southeastern Houston suburbs in an optimized fashion. Using a comprehensive, data-driven approach, founder Dr. McCray-Garrison has utilized all the latest digital resources and professional tools to make sure that the facility's final address is perfectly located in both geographic and demographic terms. This includes a comprehensive competitor search, demographic overview and a multi-location lease comparison study.

- *Atmosphere, Ambiance*: A significant portion of the start-up budget is slated for the creation of a top-notch interior design buildout. It is important to position these concepts in an inviting setting to encourage people to overcome any misconceptions that could be a barrier for

Financial Overview

The charts and table below illustrate the projected operating proforma parameters based on a 5-year horizon. A long-term stabilized revenue amount was estimated to be **$1.84MM** – based primarily on the founder's knowledge of industry sales volumes and the associated reasonable capture rate.



Financial Summary

Capital Structure: The project is projected to have the following capital structure:

Bank Debt	$ 750,000
Private Sub Debt	$ 100,000
Equity	$ 750,000
Total Sources:	$ 1,600,000

Use of Funds: The Proceeds will be used to fund the following: (in detail):

Startup & Buildout Cost	$260,000
Beginning Inventories	$20,000

MARKET ANALYSIS

The Medical Spa industry continues to grow at a very rapid pace. It is widely agreed that it is driven in large part by the availability of new technology in conjunction with the societal emphasis on outward appearance. The U.S. market is currently sized at just over $5 billion, and recent data from AmSpa reports very strong per-location revenue growth – now at an average of over $1.5 million per spa.





KEY OBJECTIVES

- Work closely with recognized Spa and Med Spa Consultant, Dori Soukup, CEO and founder of InSPAration Management, to assist with the implementation of the business model.

- Deliver a top-notch guest experience by a team of experts who are warm and professional and will exceed guests' expectations.

- Offer only the highest quality *retail products*; maintain high-quality business-to-business relations with all vendors.

- Include a *membership model* that represents a recurring revenue model, which helps reduce marketing costs and increase retention.

- Offer a best-in-class *loyalty program* to include gifts and special events. It is designed to increase retention and reduce marketing costs.

- Offer an attractive *referral program* that will be incentivized by gifts from the loyalty program.

- Remain *flexible* in considering new product offerings – especially as the latest technologies and trends evolve.

- Implement a system of *continuous improvement*, where customer feedback is constantly monitored and adjustments are constantly made to the business model to better the business.

- Continue to offer a wide array of services, since some of the most profitable offerings can come from *niche offerings*.

KEYS TO SUCCESS

- **Gift Cards/Certificates**: You want people to use their gift cards; make sure there are incentives to make that happen. You need people to come in if you want them to come back.

- **Up-Sell and Link-Sell to Create an Experience**: People should have an experience and not just a treatment. The spa managing team should think about what you can do to create a memory and a "wow."

- **Online Booking**: Any new spa establishment must have this option. This allows the customers to request an appointment for services from the organization, using the convenience of the Internet, any time day or night.

- **Do not over-invest in equipment and build-out**: Research has shown that you are almost always better off buying used equipment and paying out of pocket for maintenance and repairs versus buying new and having it covered under warranty. The key to this issue is to identify the companies that repair the used equipment you are considering to purchase. Ask them to quote you prices on repairs and warranties if you have them. Also, make sure that parts are readily available for this equipment and that the equipment manufacturer does not hold a monopoly on spare parts.

- **Having a loyal customer base**: A satisfied client base will encourage repeat customers, which will help minimize revenue fluctuations. The implementation of a subscription-based model can help with this initiative significantly.

- **Business expertise of operators**: It is critical to have experience and skills in managing and operating all aspects of a small business to achieve financial success.

- **Ability to provide a range of services for different customer markets**: Operators that develop a range of basic and specialty services and expertise reduce the effects of local price-based competition.

- **Find qualified talent**: The lack of qualified talent is far and away from the single most important issue in the industry. Particular shortages are reported of massage therapists, but there have also been notable spikes in shortages of nail technicians and people with management skills. Smaller spas, rural operators and those with seasonal demand find recruitment especially challenging. The ability to overcome this hurdle is crucial for SeattleMed.

- **Proximity to key markets**: It is important for industry establishments to be conveniently located near key customer markets. This also includes verifying robust traffic patterns at and near the facility.

MANAGEMENT

Rispba McCray-Garrison, Founder & Medical Director: Rispba finds herself in a position in her career that seems ideal for bringing the Belle Transformations vision to fruition. In addition to an unrelenting drive for personal success, she has an extremely strong, people-focused and leadership-driven background. She is presently a talented Primary Care Physician working in Houston, TX. She earned her doctoral degree from the University of Texas Medical Branch School of Medicine. She also carried out an internship in internal medicine at the University of Texas Medical Branch in Galveston, TX.

For several years, Dr. McCray-Garrison served her country as a Family Practice General Medical Officer (General Practitioner) with the U.S. Air Force 6th Medical Group and 59th Medical Wing. She offers general family health care, such as treatments for illnesses, minor